Filed pursuant to Rule 433

Registration Statement No. 333-248552

Province of Alberta

(Canada)

US$1,500,000,000 4.300% Bonds due November 2, 2035

Issuer:	Province of Alberta

Title:	4.300% Bonds due November 2, 2035

Format:	SEC Registered Global Offering

Expected Ratings (Moody’s/S&P/Fitch)[1]:	Aa2/AA-/AA (Stbl/Stbl/Stbl)

Ranking:	Direct, Unconditional Debt

Size:	US$1,500,000,000

Trade Date:	October 22, 2025

Settlement Date:	November 3, 2025 (T+8)

Maturity:	November 2, 2035

Interest Payment Dates:	November 2 and May 2 of each year

First Interest Payment Date:	May 2, 2026 (short first coupon)

Spread to Benchmark Treasury:	T + 37.83 bps

Spread to SOFR Mid-Swaps:	+ 81 bps

Benchmark Treasury:	4.250% due August 15, 2035

UST Spot/Treasury:	102-10 / 3.963%

Yield to Maturity:	4.341%

Coupon:	4.300% payable semi-annually

Price:	99.670%, plus accrued interest, if any, from November 3, 2025

Underwriting Discount:	0.175%

All-in Price / Yield:	99.495% / 4.363%

Net Proceeds to issuer before Expenses:	US$1,492,425,000

Day Count:	30/360

Minimum Denominations:	US$ 5,000 and integral multiples of US$ 1,000

Joint-Lead Managers:	BMO Capital Markets Corp. BofA Securities, Inc. CIBC World Markets Corp. National Bank of Canada Financial Inc. Scotia Capital (USA) Inc.

CUSIP#/ISIN#:	013051 EY9 / US013051EY98

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed following settlement on a reasonable efforts basis.

Governing Law:	Province of Alberta and Canada

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Prospectus and Prospectus Supplement:	Prospectus dated as of November 30, 2020 and Preliminary Prospectus Supplement dated as of October 22, 2025.

Settlement:

https://www.sec.gov/Archives/edgar/data/810961/000119312525246236/d93728d424b2.htm

We expect that delivery of the Securities will be made against payment therefor on or about November 3, 2025, which is eight business days following the date of pricing of the Securities (this settlement cycle being referred to as “T+8”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Securities prior to the business day before settlement will be required, by virtue of the fact that the Securities initially will settle in T+8, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Securities who wish to trade their Securities on the date of pricing or the next three succeeding business days should consult their own advisor.

Stabilization:	Reg M/FCA/ICMA

Legends:	This communication is intended for the sole use of the person to whom it is provided by us.

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. at 1-866-864-7760, BofA Securities, Inc. at 1-800-294-1322, CIBC World Markets Corp. at 1-800-282-0822, National Bank of Canada Financial Inc. at 1-212-632-8868 or Scotia Capital (USA) Inc. at 1-800-372-3930.

United Kingdom Legend:	This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any Securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area Legend:	The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU)2017/1129, as amended ( the “Prospectus Regulation”). Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any Securities under, the offer contemplated in this document, or to whom the Securities are otherwise made available, will be deemed to have represented, warranted and agreed to and with each underwriter and the Issuer that it and any person on whose behalf it acquires Securities as a financial intermediary, as that term is defined in the Prospectus Regulation, is: (a) a qualified investor as defined in the Prospectus Regulation; and (b) not a “retail investor” as defined above.

Hong Kong Legend:	The Securities will not be offered or sold in Hong Kong, by means of this document or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (ii) in other circumstances which do not result in this document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O.

Singapore Legend:	This document has not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore (the “MAS”). Accordingly, each underwriter has represented that it has not offered or sold any Securities or caused the Securities to be made the subject of an invitation for subscription or purchase and will not offer or sell any Securities or cause the Securities to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this document or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Securities, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore (as modified or amended from time to time) (the “SFA”)) pursuant to Section 274 of the SFA or (b) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Japan Legend:	The Securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Securities, has undertaken that it has not offered or sold and will not offer or sell any Securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, which means any person resident in

Japan, including any corporation or other entity organized under the laws of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time.

United Arab Emirates Legend:

United Arab Emirates (excluding the Dubai International Financial Centre and the Abu Dhabi Global Market)

The Securities have not been and will not be offered, sold or publicly promoted or advertised in the United Arab Emirates (excluding the Dubai International Financial Centre and the Abu Dhabi Global Market) other than in compliance with any laws applicable in the United Arab Emirates governing the issue, offering and sale of securities.

Dubai International Financial Centre

The Securities have not been and will not be offered to any person in the Dubai International Financial Centre unless such offer is: (a) an “Exempt Offer” in accordance with the Markets Rules (MKT) Module of the rulebook of the Dubai Financial Services Authority (the “DFSA Rulebook”); and (b) made only to persons who meet the Professional Client criteria set out in Rule 2.3.3 of the Conduct of Business Module of the DFSA Rulebook.

Abu Dhabi Global Market

The Securities have not been and will not be offered to any person in the Abu Dhabi Global Market unless such offer is: (a) an “Exempt Offer” in accordance with Rule 4.3 of the Markets Rules of the Financial Services Regulatory Authority (the “FSRA”) rulebook; and (b) made only to persons who meet the Professional Client criteria set out in the Conduct of Business Module of the FSRA rulebook.

UK MiFIR Target Market:	Professional investors and eligible counterparties only target market (all distribution channels)

Other:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.